P.E. 1/23/02

1135644

1-15174

02011474

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 23, 2002

SIEMENS AKTIENGESELLSCHAFT
(Exact name of registrant as specified in its charter)

Wittelsbacherplatz 2
D-80333 Munich, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes [ ] No [X]

if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable .

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS
AKTIENGESELLSCHAFT
(Registrant)

Date: January 23, 2002

By: /s/ Charles Herlinger
(Signature)*
Name: Charles Herlinger
Title: Vice President and Corporate Controller

By: /s/ Bernd Vogt
(Signature)*
Name: Bernd Vogt
Title: Deputy Vice President

*Print the name and title of the signing officer under his signature

Exhibit No. 1

Siemens in the first quarter (October 1 to December 31, 2001) of fiscal 2002

- Siemens rebounded strongly compared to the previous quarter, with €538 million in net income. EBITA from Operations was €487 million.
- Sales grew 7% and orders grew 12% compared to the first quarter of the prior year (excluding Infineon).
- Net cash from operating and investing activities was again positive, following the substantial increase posted in the previous quarter.
- Net income includes a net gain of €157 million related to Siemens' interest in Infineon (net balance from Siemens' portion of the first-quarter net loss at Infineon and a gain on the sale of Infineon shares during the first quarter of fiscal 2002).

For the first quarter of fiscal 2002, Siemens reported net income of €538 million, a sharp turnaround from the net loss of €1.098 billion in the fourth quarter of fiscal 2001. In the comparable quarter of fiscal 2001, net income for Siemens worldwide was €1.000 billion.

Sales rose 7% to €20.496 billion and orders climbed 12% to €24.926 billion compared to the first quarter a year ago. Excluding currency effects and the net effect of acquisitions and deconsolidations, sales were level with the prior year and orders rose 6%. Growth trends were sharply differentiated among the Operating Groups. Long-cycle businesses including Transportation Systems (TS), Power Transmission and Distribution (PTD), and Power Generation (PG) accounted for solid gains in sales and strong increases in orders. In contrast, sales and orders declined significantly at Information and Communication Networks (ICN). ICN is rigorously pursuing its restructuring program announced last October; at the same time, it is evaluating whether additional measures are necessary.

Siemens is generally satisfied with the results of the first quarter and welcomes the continued success in generating positive cash flow. Of the five Groups with restructuring programs, four are already back in the black or close to it. Overall, this quarter suggests the Operating Groups should be able to move into their respective target corridors for Operation 2003 in the coming quarters.

Exhibit No. 2

SIEMENS

Press Presse Prensa

For the business and financial press
Munich, January 23, 2002

Siemens in the first quarter (October 1 to December 31) of fiscal 2002

- **Siemens rebounded strongly compared to the previous quarter, with €538 million in net income.**
- **EBITA from Operations was €487 million.**
- **Sales grew 7% and orders grew 12% compared to the first quarter of the prior year (excluding Infineon).**
- **Net cash from operating and investing activities was again positive, following the substantial increase posted in the previous quarter.**
- **Net income includes a net gain of €157 million related to Siemens' interest in Infineon.**

For the first quarter of fiscal 2002, ended December 31, 2001, Siemens reported net income of €538 million, a sharp turnaround from the net loss of €1.098 billion in the fourth quarter of fiscal 2001. In the comparable quarter of fiscal 2001, net income for Siemens worldwide was €1.000 billion, including a gain of €222 million resulting from a reduced tax rate following corporate tax reform in Germany. Net income for the first quarter of 2002 includes a net effect related to Infineon Technologies AG of €157 million, as a gain on the sale of Infineon shares totaling €332 million was partially offset by Siemens' €175 million portion of Infineon's first-quarter net loss. Siemens deconsolidated Infineon effective December 5, 2001.

Sales rose 7% to €20.496 billion and orders climbed 12%, to €24.926 billion compared to the first quarter a year ago. These figures include the net effect of acquisitions and deconsolidations and exclude Infineon. Excluding currency effects and the net effect of acquisitions and deconsolidations, sales were level with the prior year and orders rose 6%. Within the totals, growth trends were sharply differentiated among the Operating

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Groups. Long-cycle businesses including Transportation Systems (TS), Power Transmission and Distribution (PTD), and Power Generation (PG) accounted for solid gains in sales and dramatic increases in orders year-over-year. In contrast, sales and orders declined significantly at Information and Communication Networks (ICN), both year-over-year and compared to the previous quarter. As a result of this trend, ICN is currently reviewing the scope of its restructuring program, especially concerning its U.S. operations, and may take additional measures and charges.

EBITA from Operations was solidly in the black, with more than half of the Operating Groups posting increases over the previous quarter. Total EBITA from Operations was €487 million, which includes €147 million in restructuring charges and asset write-downs. "Overall, we are satisfied with developments in the first quarter," said Siemens CEO Heinrich v. Pierer. "The level of net income and the positive trend in generating free cash flow gives us confidence that we can continue to improve our results despite ongoing weakness in the economic environment."

Operations in the first quarter of fiscal 2002

Power Generation (PG) led the Operating Groups in earnings, followed by Automation and Drives (A&D), Medical Solutions (Med), Osram and Transportation Systems (TS). A&D and Osram, in particular, made strong absolute EBITA contributions despite difficult market conditions. A number of Groups returned to profitability following significant charges which impacted results in the fourth quarter of the previous year. These include Information and Communication Mobile (ICM), Siemens Dematic (SD), and Siemens Business Services (SBS).

In the Information and Communications business area, ICN vigorously pursued previously announced restructuring plans aimed at realigning its cost structure with substantially slower global demand for telecommunications and networking equipment. EBITA was a negative €48 million excluding restructuring charges and asset write-downs. Including those charges, which totaled €76 million, EBITA was a negative €124 million compared to a positive €150 million in the first quarter of fiscal 2001. The first quarter of the current year included a €60 million nonrecurring gain, while the first quarter of the prior year included €73 million in gains from the sales of venture capital

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investments. Reflecting adverse market conditions, including pricing pressure in the wireline switching business and slower growth in the U.S. broadband access market, orders declined 22% compared to a year earlier, to €2.627 billion, while sales declined more slowly, at 12%, to €2.540 billion. On a consecutive-quarter basis, sales declined 31% compared to the seasonally strong fourth quarter of fiscal 2001, and orders fell 13%.

ICM combined stringent cost-cutting with successful marketing of its mobile phones during the holiday season to return to profitability, with EBITA of €86 million excluding restructuring charges of €49 million taken at the Mobile Networks Division. Including these charges, EBITA was €37 million compared to €219 million in the same quarter a year ago. Sales totaled €3.127 billion, up 6% compared to the same period a year earlier. Orders increased 5%, to €3.318 billion. Market demand resulted in a shift in product mix toward lower-priced units, which moved sales totals at the Mobile Phones Division down compared to the comparable quarter of the prior year even as the number of units sold rose to 9.0 million. The Division returned to profitability, with €20 million in EBITA. Sales at the Mobile Networks Division were 19% higher than in the comparable quarter a year ago. Anticipating slower market demand for wireless infrastructure products, ICM has initiated a program to reduce its cost base in the Division. Despite the charges associated with this program, as noted above, the Mobile Networks Division still contributed €8 million to EBITA.

SBS posted EBITA of €32 million, up from €14 million in the comparable quarter a year earlier due largely to improved profitability in the U.S. On a consecutive-quarter basis, the Group's EBITA improvement of €336 million is influenced significantly by comparison with the fourth quarter of fiscal 2001, when SBS took restructuring charges of €242 million and contract loss provisions of €126 million. Sales were down slightly compared to the comparable quarter of the prior year, while orders rose to €1.900 billion as SBS won sizable new contracts from external customers and other Siemens Groups.

Within the Automation and Control business area, A&D remained in the front rank of Siemens' Operating Groups, posting €173 million in EBITA and maintaining a solid EBITA margin of 8.8%. EBITA in the same quarter a year earlier was €216 million. The

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Automation Systems Division and Motion Control Division continued to deliver strong earnings. Reflecting weakening conditions in the U.S. automation market, sales for the Group as a whole declined 6% compared to the first quarter of fiscal 2001. Orders declined 1% year-over-year, but increased 15% on a consecutive-quarter basis, benefiting from a major new contract at TS which in turn generated a large order at A&D's Large Drives Division.

EBITA at Industrial Solutions & Services (I&S) remained positive, at €2 million, compared to €17 million in the same quarter a year earlier. Sales rose 4%, to €1.040 billion, while orders declined 5%, to €1.165 billion, reflecting a generally weaker market for industrial solutions.

SD made substantial progress in the strategic integration of the Dematic businesses merged into the Group following the Atecs Mannesmann acquisition in the third quarter of fiscal 2001. EBITA was €11 million in the first quarter of this year compared to €47 million in the first quarter of the prior year, before the Group's Electronics Assembly division was impacted by a sharp downturn in its semiconductor business. On a consecutive-quarter basis, EBITA improved by €46 million and EBITA margin increased 5.5 percentage points. The Atecs acquisition helped the Material Handling Automation Division win significant new orders from Fortune 100 companies in the U.S. The Electronics Assembly Division, in contrast, continues to be affected by sharp downturns in the telecommunications and semiconductor sectors, and the Postal Automation Division remains dependent on the weak U.S. market. Overall, sales and orders of €804 million and €763 million, respectively, were significantly higher than in the comparable quarter a year earlier, due to the Atecs acquisition.

Siemens Building Technologies (SBT) contributed EBITA of €45 million, up from €8 million in the same quarter a year earlier which included €31 million in non-recurring charges. Sales rose 8%, to €1.312 billion, benefiting from acquisitions by the Security Systems Division. Orders were stable, at €1.397 billion, as increased volume at the Building Automation Division was offset by slower market demand for heating, ventilation, and air conditioning solutions.

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In the Power business area, PG led all Operating Groups in earnings and orders. EBITA of €302 million was nearly triple the level in the first quarter a year earlier, and a full €100 million higher than the €202 million PG earned in the fourth quarter of fiscal 2001. EBITA margin for the quarter jumped 9 percentage points year-over-year, to 14.2%. Sales increased 8%, to €2.134 billion, and orders surged 30%, to €4.093 billion. While the U.S. market showed signs of slowing demand, the Group was developing new markets for its gas turbine technology in other regions, including €1.000 billion in orders in the Middle East. The Group's order backlog of €26 billion remained nominally unchanged, but still improved as the proportion of confirmed orders to reservations increased.

EBITA for Power Transmission and Distribution (PTD) was €42 million, excluding restructuring charges and capacity adjustments primarily at the Metering Division. Including these charges, which totaled €22 million, EBITA was €20 million compared to €26 million in the comparable quarter of fiscal 2001. The Medium Voltage Division completed its restructuring and returned to profitability, while innovative technological solutions helped the High Voltage Division win substantial new contracts and push orders for the Group to €1.649 billion, 52% higher than in the same quarter a year earlier. Sales grew more slowly, to €1.002 billion.

In the Transportation business area, TS increased its EBITA to €50 million and pushed its EBITA margin above 5% through a group-wide productivity improvement program. The Group also maintained its strong momentum in winning profitable new business, with €1.853 billion in new contracts in Europe and the U.S. Highlights of the Group's numerous orders during the quarter include a high-speed rail link in Holland and an advanced, driverless subway system in Nuremberg, Germany. The combination of higher productivity and an order backlog of more than €11 billion position the Group to improve earnings in future quarters.

SV nearly broke even for the first quarter, as it made significant progress in cutting costs and integrating new businesses from the Atecs Mannesmann acquisition in the third quarter of fiscal 2001. EBITA was a negative €6 million, compared to a negative €36 million in the comparable quarter a year earlier. The Group's continuing investment in

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developing innovative new diesel injection systems is starting to pay off, as production ramps up and initial deliveries begin. Sales and orders both more than doubled year-over-year, to €2.027 billion and €2.023 billion, respectively, due primarily to the acquisition.

Medical Solutions was again a top earnings performer, delivering €212 million in EBITA compared to €225 million in the comparable quarter a year earlier. EBITA margin remained in double digits and the Group's imaging business again delivered strong earnings. Med's sales edged up to €1.770 billion, while orders of €1.970 billion were lower than in the prior-year quarter which included an extraordinarily high level of orders at the Group's newly acquired Shared Medical Systems unit.

In the Lighting business area, Osram continued to manage its business effectively despite full exposure to the recessionary U.S. economy. EBITA of €78 million was well below the €146 million level achieved in the first quarter of fiscal 2001, a period which included a one-time gain on a joint venture earn-out. EBITA margin remained above 7%, however, and the Group has intensified its cost-saving activities. Sales declined 9% year-over-year, as growth in the important automotive segment was particularly slow within the overall downturn in the U.S. market.

EBITA for Corporate, eliminations was a negative €345 million compared to a negative €163 million a year ago. The current period includes Siemens' portion of the net loss posted by Infineon following deconsolidation. Also included in this category are corporate costs and centrally held business units. Corporate, eliminations was negatively affected by increases in net periodic pension costs driven by changes in pension trust funding levels, particularly in Siemens' domestic pension trust. The prior year includes higher income from foreign currency effects and from centrally held investments.

Financing and Real Estate in the first quarter of fiscal 2002

Siemens Financial Services (SFS) had first-quarter earnings before income taxes of €42 million. In comparison, the prior-year period's earnings of €83 million included a gain on

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the sale of a project stake. Loan loss provisions in the Equipment & Sales Financing Division continued to exert a negative influence on earnings. Siemens Real Estate (SRE) increased its earnings before income tax to €88 million on revenues of €397 million. The Group assumed control of SBT's real estate property beginning in fiscal 2002, helping to increase its total assets by 11%.

International Activities (excluding Infineon)

Orders in Germany increased 8% to €5.013 billion from €4.622 billion in the first quarter of fiscal 2001, including the net effect of acquisitions and deconsolidations. Excluding this effect, orders in Germany remained flat. International orders rose faster, from €17.642 billion a year ago to €19.913 billion in the first quarter of fiscal 2002, an increase of 13%. Excluding the net effect of acquisitions, consolidations, and currency effects, international orders rose 6%.

Sales in Germany decreased 2% to €4.309 billion, while international sales rose 10% to €16.187 billion. Excluding acquisitions, consolidations, and currency effects, sales in Germany decreased 12% while international sales rose 3%. International business accounts for approximately 80% of Siemens' total volume.

Orders in the U.S. for the quarter climbed 14% to €6.112 billion and sales rose 15% to €5.035 billion. In Asia-Pacific, orders rose 16% to €3.128 billion and sales increased 9% to €2.257 billion. China continued to account for the largest share of sales in the region, contributing €794 million.

Income Statement Highlights (Operations)

Net sales for Siemens worldwide were €20.986 billion, including Infineon's sales for October and November before deconsolidation on December 5, 2001. Net sales from Operations for the quarter totaled €20.403 billion, a 7% increase compared to the first quarter a year earlier. Gross profit as a percentage of sales edged down from 28.9% to 27.3%, as higher margins at PG, TS, and Med were offset by lower margins at ICN, ICM and PTD. Research and development expense was 6.8% compared to 6.7% a year earlier. Marketing, selling and general administrative expenses were stable at 18.3% of

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sales. For the first time, income from investments in other companies includes Siemens' share in the earnings of Infineon, which is now accounted for using the equity method. The fully consolidated results of Infineon for the first two months of fiscal 2002 are included in Eliminations, reclassifications and Corporate Treasury. EBITA from Operations was €487 million, compared to €1.016 billion in the prior year.

As of October 1, 2001, Siemens adopted the Financial Accounting Standards Board's newly issued rules concerning accounting for business combinations and goodwill and other intangible assets. As a result of these rules, all business combinations are to be accounted for under the purchase method of accounting. Goodwill and certain intangible assets will no longer be amortized, and goodwill will be tested regularly for impairment. In the first quarter of last fiscal year, Siemens recorded €89 million in goodwill amortization for Operations. The new accounting standards require a test for impairment upon adoption of the accounting standard. Siemens did not record any impairment of goodwill upon adoption of these rules.

As noted above, Siemens recorded a net gain of €332 million on the sale of Infineon shares in the first quarter, resulting in proceeds of €556 million.

Three-month liquidity and balance sheet highlights (Siemens worldwide)

Cash flow from operating and investing activities in the first quarter was again positive, at €307 million, following the fourth quarter of fiscal 2001 in which cash flow improved substantially. Net cash was also strongly positive compared to the comparable quarter a year earlier, when Siemens used €3.200 billion in operating and investing activities, primarily for the acquisitions of Acuson and Atecs. Capital spending for the first quarter of fiscal 2002 was €1.094 billion, well below the 2.667 billion in the fourth quarter of the previous year. Proceeds from the sale of Mannesmann Sachs AG, recorded as an asset held for sale, and proceeds from the sale of Infineon shares contributed over €1.2 billion to positive cash flow.

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Economic Value Added

Siemens worldwide including special items realized EVA of €71 million in the first quarter of fiscal 2002 compared to an EVA of €599 million in the prior fiscal year.

Outlook

"We are satisfied with the results of the first quarter, and welcome the continued success in generating positive cash flow," Pierer said. "Our restructuring efforts have made good progress, although we continue to assess the need for further action at ICN. Overall, this quarter suggests the Operating Groups should be able to move into their respective target corridors for Operation 2003 in the coming quarters."

Subsequent to the close of the first quarter on December 31, 2001, certain events took place that may have an effect on Siemens' financial or operating position. These include the following:

- In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth AG, a wholly-owned subsidiary of Atecs classified as held for sale, to Robert Bosch GmbH for an adjusted equity value of approximately €2.7 billion less proceeds from businesses already sold to Bosch.
- In January 2002, Siemens again sold shares in Infineon, totaling approximately 40 million shares for proceeds of €966 million and a net gain of €587 million.
- In January 2002, Vodafone AG exercised its option to sell its 50% minus two shares stake of Atecs Mannesmann AG to Siemens for a cash consideration of approximately €3.7 billion.

Notice:

Siemens AG
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- A German-language telephone conference for journalists with CEO Dr. Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will be transmitted live on the Internet beginning at 11:45 a.m. CET on January 23, 2002. You can access the conference at www.siemens.de/telefonkonferenz. Please go to the Web site early enough to download software, if necessary. A recording of the telephone conference will be available later at the same location.
- Dr. v. Pierer and Mr. Neubürger will hold an English-language telephone conference with analysts at 3:00 p.m. CET and you can also follow this conference live on the Internet by going to www.siemens.com/analystcall.

This interim report contains forward-looking statements based on beliefs of Siemens' management. The words "anticipate," "believe," "estimate," "forecast," "expect," "intend," "plan", "should" and "project" are used to identify forward-looking statements. Such statements reflect the company's current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

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Exhibit No. 3

SIEMENS

Key figures

	1st quarter[1] 2002	2001
Net income [2] *(in millions of euros)*	**538**	1,000
(therein: share of Infineon Technologies AG net income/loss) [3]	***(175)***	*199*
Earnings per share (excluding special items) [4][5] *(in euros)*	**0.23**	0.88
Special items (after taxes) *(in millions of euros, included in net income)*	**332**	222
Net cash from operating and investing activities *(in millions of euros)*	**307**	(3,200)
EBITA from Operations *(in millions of euros)*	**487**	1,016
New orders[6] *(in billions of euros)*	**24.9**	22.3
Sales[6] *(in billions of euros)*	**20.5**	19.1

	December 31, 2001	September 30, 2001
Employees *(in thousands)* [6]	448	450
Germany	181	182
International	267	268

[1]October 01, 2001 – December 31, 2001
[2] Beginning October 1, 2001 Siemens adopted the provisions of SFAS 142, *Goodwill and other intangible assets*. Accordingly, Siemens no longer amortises goodwill.
[3]Represents the share of income/loss from the ownership in Infineon during the respective periods. Beginning December 5, 2001 Infineon is accounted for under the equity method of accounting and is no longer consolidated in the financial statements of Siemens.
[4]Basic earnings per share based on net income: 1st quarter €0.61 (2001: €1.13).
[5]Reflects stock split (one additional share for two existing shares) effective April 30, 2001.
[6]Excludes Infineon for both periods. Beginning December 5, 2001 Infineon is accounted for under the equity method.

Exhibit No. 4

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2001 and 2000
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon(4)	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	20,986	20,471	67	(781)	20,403	19,127	1,659	516	466
Cost of sales	(15,344)	(14,159)	(144)	781	(14,824)	(13,602)	(1,004)	(376)	(334)
Gross profit on sales	5,642	6,312	(77)	—	5,579	5,525	655	140	132
Research and development expenses	(1,547)	(1,578)	(168)	(47)	(1,379)	(1,274)	(257)	—	—
Marketing, selling and general administrative expenses	(3,901)	(3,734)	(87)	—	(3,742)	(3,501)	(187)	(72)	(46)
Other operating income (expense), net	59	185	(28)	(100)	47	48	200	40	37
Income from investments in other companies, net	(22)	144	(17)	(1)	(8)	92	30	3	23
Income from financial assets and marketable securities, net	(29)	84	(39)	(33)	8	102	5	2	10
Interest income (expense) of Operations, net	(18)	24	—	—	(18)	24	—	—	—
EBITA(1) from Operations/EBIT Infineon	—	—	—	—	487	1,016	446	—	—
Other interest (expense) income, net	42	4	91	72	(66)	(85)	9	17	8
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	136	—	(136)	—	—	—
Gains on sales and dispositions of significant business interests(2)	332	—	—	—	332	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—
Income (loss) before income taxes	558	1,441	(325)	27	753	795	455	130	164
Income taxes(3)	(97)	(333)	138	(4)	(200)	(128)	(175)	(35)	(26)
Minority interest	77	(108)	2	—	75	(108)	—	—	—
Net income (loss)	538	1,000	(185)	23	628	559	280	95	138
Basic earnings per share	0.61	1.13							
Diluted earnings per share	0.61	1.13							

(1) EBITA is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in -process R&D expenses and certain one -time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodw ill is no longer amortized and only prior year amortization is shown. Additionally, beginning October 1, 2001, in -process R&D of Operations is shown under "Research and development expense". Interest income related to receivables from customers, cash alloc ated to the segments and interest expense on payables to suppliers are part of EBITA. EBITA differs from income before income taxes and should not be considered to be the same. Other companies that use EBITA may calculate it differently, and their figures may not be comparable to ours.

(2) Includes special items.

(3) The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing an Real Estate are based on the consolidated effective corporate tax rate (excluding Infine on) applied to income before income taxes.

(4) As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon are included in "Income from investments in other companies, net" in Operations.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2001 and September 30, 2001
(in millions of €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate	
	12/31/01	9/30/01	12/31/01	9/30/01	12/31/01	9/30/01	9/30/01	12/31/01	9/30/01
ASSETS									
Current assets									
Cash and cash equivalents	8,452	7,802	7,214	6,103	1,171	907	757	67	35
Marketable securities	884	791	33	36	829	638	93	22	24
Accounts receivable, net	17,596	17,734	(6)	1,469	14,196	12,133	719	3,406	3,413
Intracompany receivables	—	—	(9,178)	(10,706)	9,070	10,060	208	108	438
Inventories, net	12,803	13,406	(65)	(74)	12,850	12,485	882	18	113
Deferred income taxes	1,044	1,113	(166)	—	1,033	971	39	177	103
Other current assets	9,583	10,167	(1,909)	64	10,557	9,145	178	935	780
Total current assets	50,362	51,013	(4,077)	(3,108)	49,706	46,339	2,876	4,733	4,906
Long-term investments	5,906	3,314	3	6	5,601	2,348	655	302	305
Intangible assets, net	9,577	9,771	(2)	(1)	9,464	9,223	437	115	112
Property, plant and equipment, net	12,743	17,803	2	2	8,423	8,547	5,233	4,318	4,021
Deferred income taxes	2,956	3,684	784	—	2,126	3,071	412	46	201
Other assets	4,787	4,533	99	(56)	1,357	1,240	130	3,331	3,219
Other intracompany receivables	—	—	(925)	(152)	922	149	—	3	3
Total assets	86,331	90,118	(4,116)	(3,309)	77,599	70,917	9,743	12,848	12,767
LIABILITIES AND SHAREHOLDERS' EQUITY									
Current liabilities									
Short-term debt and current maturities of long-term debt	3,074	2,637	2,187	1,499	716	878	119	171	141
Accounts payable	9,038	10,798	(25)	180	8,750	9,330	1,050	313	238
Intracompany liabilities	—	—	(9,264)	(7,068)	2,904	1,215	239	6,360	5,614
Accrued liabilities	10,286	10,864	130	148	9,971	10,126	426	185	164
Deferred income taxes	845	754	(100)	1	847	631	19	98	103
Other current liabilities	19,990	19,471	(495)	(487)	19,901	18,988	351	584	619
Total current liabilities	43,233	44,524	(7,567)	(5,727)	43,089	41,168	2,204	7,711	6,879
Long-term debt	9,972	9,973	6,356	6,205	3,226	3,121	249	390	398
Pension plans and similar commitments	4,788	4,721	—	45	4,764	4,653	—	24	23
Deferred income taxes	117	111	(241)	—	74	43	53	284	15
Other accruals and provisions	2,952	2,957	24	(414)	2,714	2,653	319	214	399
Other intracompany liabilities	—	—	(2,688)	(3,418)	313	155	—	2,375	3,263
	61,062	62,286	(4,116)	(3,309)	54,180	51,793	2,825	10,998	10,977
Minority interests	625	4,020	—	—	625	4,002	18	—	—
Shareholders' equity									
Common stock, no par value. Authorized: 1,145,801,602 and 1,145,773,579 shares, respectively Issued: 888,258,268 and 888,230,245 shares, respectively	2,665	2,665							
Additional paid-in capital	4,902	4,901							
Retained earnings	20,300	19,762							
Accumulated other comprehensive income	(3,223)	(3,516)							
Treasury stock, at cost. 511 and 1,116 shares, respectively	—	—							
Total shareholders' equity	24,644	23,812	—	—	22,794	15,122	6,900	1,850	1,790
Total liabilities and shareholders' equity	86,331	90,118	(4,116)	(3,309)	77,599	70,917	9,743	12,848	12,767

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2001 and 2000
(in millions of €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Cash flows from operating activities									
Net income	538	1,000	(185)	23	628	559	280	95	138
Adjustments to reconcile net income to cash provided									
Minority interest	(77)	108	(2)	—	(75)	108	—	—	—
Depreciation and amortization	1,003	1,086	209	—	683	726	243	111	117
Deferred taxes	(235)	(324)	(183)	(7)	(45)	(220)	(52)	(7)	(45)
Gains on sales and disposals of property, plant and equipment, net	(29)	(58)	—	—	(2)	(32)	—	(27)	(26)
(Gains) losses on sales and disposals of investments, net	(16)	(236)	7	—	(23)	(34)	(202)	—	—
Gains on sales and dispositions of significant business interests	(332)	—	—	—	(332)	—	—	—	—
Losses (gains) on sales of marketable securities, net	2	(105)	—	—	2	(105)	—	—	—
(Income) loss from equity investees, net of dividends received	33	(107)	16	—	16	(77)	(30)	1	—
Write-off of acquired in-process research and development	—	47	—	—	—	47	—	—	—
Change in current assets and liabilities									
(Increase) decrease in inventories, net	89	(1,492)	86	46	(91)	(1,335)	(177)	94	(26)
(Increase) decrease in accounts receivable, net	(895)	(2,030)	(543)	(101)	(320)	(2,354)	436	(32)	(11)
Sale of trade receivables	748	—	748	—	—	—	—	—	—
(Increase) decrease in other current assets	(62)	(366)	(215)	(237)	190	(128)	(120)	(37)	119
Increase (decrease) in accounts payable	(1,206)	(552)	(354)	(33)	(919)	(185)	(354)	67	20
Increase (decrease) in accrued liabilities	(353)	565	(25)	3	(342)	558	29	14	(25)
Increase (decrease) in other current liabilities	488	1,101	341	(130)	108	1,438	(46)	39	(161)
Change in other assets and liabilities	218	688	48	(90)	181	689	(1)	(11)	90
Net cash (used in) provided by operating activities	(86)	(675)	(52)	(526)	(341)	(345)	6	307	190
Cash flows from investing activities									
Additions to intangible assets and property, plant and equipment	(949)	(1,217)	(149)	—	(688)	(711)	(426)	(112)	(80)
Acquisitions, net of cash acquired	(22)	(1,808)	—	—	(22)	(1,808)	—	—	—
Purchases of investments	(123)	(199)	(65)	—	(56)	(97)	(62)	(2)	(40)
Purchases of marketable securities	(14)	(109)	—	(7)	(14)	(34)	(31)	—	(37)
Increase in receivables from financing activities	(90)	(230)	666	515	—	—	—	(756)	(745)
Proceeds from sale of trade receivables	—	—	(748)	—	—	—	—	748	—
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	299	822	—	—	207	460	255	92	107
Proceeds from sales of assets held-for-sale	716	—	—	—	716	—	—	—	—
Proceeds from sales and dispositions of significant business interests	556	—	—	—	556	—	—	—	—
Proceeds from sales of marketable securities	20	216	—	—	16	83	133	4	—
Net cash provided by (used in) investing activities	393	(2,525)	(296)	508	715	(2,107)	(131)	(26)	(795)
Cash flows from financing activities									
Proceeds from issuance of capital stock	1	446	—	—	1	446	—	—	—
Purchase of common stock of Company	—	(446)	—	—	—	(446)	—	—	—
Proceeds from issuance of debt	55	—	55	—	—	—	—	—	—
Repayment of debt	—	(161)	—	(161)	—	—	—	—	—
Change in short-term debt	655	(305)	763	(216)	(86)	(32)	(3)	(22)	(54)
Change in restricted cash	(2)	—	(2)	—	—	—	—	—	—
Dividends paid to minority shareholders	(40)	(108)	—	—	(40)	(108)	—	—	—
Intercompany financing	—	—	240	(3,305)	(12)	2,685	(67)	(228)	687
Net cash provided by (used in) financing activities	669	(574)	1,056	(3,682)	(137)	2,545	(70)	(250)	633
Effect of deconsolidation of Infineon on cash and cash equivalents	(383)	—	(383)	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents	57	(80)	29	(13)	27	(62)	(3)	1	(2)
Net increase (decrease) in cash and cash equivalents	650	(3,854)	354	(3,713)	264	31	(198)	32	26
Cash and cash equivalents at beginning of period	7,802	6,862	6,860	5,105	907	1,211	511	35	35
Cash and cash equivalents at end of period	8,452	3,008	7,214	1,392	1,171	1,242	313	67	61

SIEMENS AG

SEGMENT INFORMATION (unaudited)

As of and for the three months ended December 31, 2001 and 2000 and as of September 30, 2001

(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		EBITA		EBITA assets		Capital spending(1)		Amortization, depreciation and write-downs(2)(3)	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	12/31/01	9/30/01	2002	2001	2002	2001
Operations																
Information and Communication Networks (ICN)	2,627	3,360	2,437	2,737	103	148	2,540	2,885	(124)	150	3,156	3,039	134	91	134	95
Information and Communication Mobile (ICM)	3,318	3,166	3,093	2,914	34	28	3,127	2,942	37	219	3,033	2,607	69	98	82	90
Siemens Business Services (SBS)	1,900	1,536	1,072	1,114	395	369	1,467	1,483	32	14	626	492	39	79	72	68
Automation and Drives (A&D)	2,365	2,401	1,692	1,815	266	276	1,958	2,091	173	216	2,881	2,619	47	91	56	52
Industrial Solutions and Services (I&S)	1,165	1,228	813	763	227	237	1,040	1,000	2	17	561	487	16	22	11	3
Siemens Dematic (SD)	763	422	793	467	11	51	804	518	11	47	1,015	957	16	9	15	11
Siemens Building Technologies (SBT)	1,397	1,390	1,243	1,136	69	82	1,312	1,218	45	8	2,074	2,241	38	73	36	41
Power Generation (PG)	4,093	3,152	2,129	1,950	5	22	2,134	1,972	302	106	(1,211)	(1,020)	61	23	36	46
Power Transmission and Distribution (PTD)	1,649	1,082	934	867	68	58	1,002	925	20	26	1,128	994	21	20	18	16
Transportation Systems (TS)	1,853	710	958	927	3	5	961	932	50	41	(1,024)	(932)	45	35	11	11
Siemens VDO Automotive (SV)	2,023	979	2,027	978	—	1	2,027	979	(6)	(36)	3,823	3,605	95	62	85	42
Medical Solutions (Med)	1,970	2,317	1,765	1,722	5	8	1,770	1,730	212	225	3,937	3,844	94	768	47	42
Osram	1,099	1,203	1,054	1,123	45	80	1,099	1,203	78	146	2,701	2,485	86	87	70	69
Corporate, eliminations	(1,846)	(1,428)	344	446	(1,182)	(1,197)	(838)	(751)	(345)	(163)	925	(2,805)	5	1,158	10	51
Total Operations	24,376	21,518	20,354	18,959	49	168	20,403	19,127	487	1,016	23,625	18,613	766	2,616	683	637
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	53,974	52,304	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(66)	(85)	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(136)	—	—	—	—	—	89 (4)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	332	—	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	753	795	77,599	70,917	—	—	683	726
									EBIT		Net capital employed				Amortization, depreciation and write-downs(2)	
Infineon Technologies (Infineon)	—	1,672	—	1,373	—	286	—	1,659	—	446	—	6,471	—	488	—	243
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	9	—	3,272	—	—	—	—
Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	455	—	9,743	—	—	—	—
									Income before income taxes		Total assets					
Financing and Real Estate																
Siemens Financial Services (SFS)	122	107	94	83	27	24	121	107	42	83	9,083	9,363	70	92	60	69
Siemens Real Estate (SRE)	397	360	48	56	349	304	397	360	88	81	3,864	3,469	44	28	51	48
Eliminations	—	—	—	—	(2)	(1)	(2)	(1)	—	—	(99)	(65)	—	—	—	—
Total Financing and Real Estate	519	467	142	139	374	327	516	466	130	164	12,848	12,767	114	120	111	117
Eliminations, reclassifications and Corporate Treasury	495	—	490	—	(423)	(781)	67	(781)	(325)	27	(4,116)	(3,309)	214	—	209	—
Siemens worldwide	25,390	23,657	20,986	20,471	—	—	20,986	20,471	558	1,441	86,331	90,118	1,094	3,224	1,003	1,086

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) In fiscal 2001 excluding goodwill amortization.
(4) Represents only goodwill amortization.

Exhibit No. 5

SIEMENS

Press Presse Prensa

For the business and financial press
Munich, January 17, 2002

Siemens banks on robust business portfolio in difficult economic environment – Pierer at annual shareholders' meeting: "We have committed our Groups to move into their Operation 2003 target corridors in the coming quarters."

Despite the difficult economic environment, Siemens is holding to its medium-term earnings targets for its operating units. At the annual shareholders' meeting in Munich, Siemens CEO Dr. Heinrich v. Pierer said that the company has defined the major action areas needed to achieve the medium-term goals in "Operation 2003." With its broad business portfolio, its global presence and its innovative strength, the company has the best prerequisites for mastering economic downturns, stated Pierer. An initial evaluation of the data on the first quarter of the current year indicates, noted Pierer, that "earnings from Operations have improved substantially over the results of the fourth quarter of the prior fiscal year." Proposals at the shareholders' meeting include the payment of a dividend of EUR1.00 per share and a stock buy-back.

Siemens in fiscal 2001

Against a background of difficult economic conditions in fiscal 2001, Siemens managed "to get through the year pretty well." Despite the general economic slowdown and unfavorable developments in various industries, Siemens (excluding Infineon) succeeded in boosting new orders 17% to EUR88.9 billion and sales 15% to EUR82.2 billion. In regional developments, China posted sales of nearly EUR4 billion, moving up to third place behind the U.S. and Germany. While the company managed to keep results from Operations in the first two quarters close to the record figures in fiscal 2000, difficulties in key industry markets – most notably information and communications – increased substantially beginning in mid-year. EBITA from Operations dropped to EUR1.3 billion. This decline was attributable to extensive restructuring charges and

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200201.13 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@cc.siemens.de

asset write-downs, above all in the information and communications business area. Excluding these one-time effects, EBITA from Operations grew 14% to EUR3.2 billion. The company achieved a substantial improvement in cash flow. Despite the difficult business environment, it increased net cash from operating activities 13% to EUR7.0 billion.

Well-balanced business portfolio

Pierer pointed out that the specific strength of Siemens is attributable to the company's balanced portfolio. Businesses which are subject to long-term cycles account for roughly 30% of the company's sales. These businesses – primarily power plants, rail systems and medical solutions – show high order backlogs and strong earnings. Pierer also expects solid earnings in those Groups that are subject to shorter business cycles. Among these Groups – which also contribute around 30% of the company's sales – are Automation and Drives and Osram. The possibility that these Groups could also be affected to a certain extent by an enduring economic downturn cannot be excluded, however. Some 40% of Siemens' sales depend on particular industry-specific cycles, notably in information and communications, in automotive electronics and in logistics systems. Siemens businesses in these areas face structural problems in their respective industries and have instituted restructuring measures.

Innovative strength

Pierer noted that Siemens has another major advantage in addition to its balanced portfolio and its global reach: its great innovative strength. The company is a leader in the development of new products, systems and solutions. Siemens spent EUR6.8 billion on research and development last year, marking a new record. With over 9,000 invention registrations and more than 6,000 patent registrations a year, Siemens is the largest patent applicant in Germany and Europe. In this context, Pierer underscored the fact that the successful turnarounds in the previously struggling Power Engineering, Transportation Systems, and Medical Solutions Groups were attributable to the rigorous implementation of focused innovation drives.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200201.13 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@cc.siemens.de

Operation 2003

In Operation 2003, the company has defined the key action areas needed to reach its medium-term targets:

- Restoring strong profitability in the Information and Communications (I and C) business area: In the past fiscal year, the IC Networks Group suffered from restrained investment by telecom operators and weak demand for network systems from enterprise customers. The Group has speedily implemented a cost-cutting and efficiency-boosting program. In its mobile phone business, the IC Mobile Group succeeded – by cutting costs significantly – in lowering its breakeven point to 28-30 million units in line with market demand. In its mobile networks business, the Group is profitable, but has launched a stringent fitness program to prepare for more intensive competitive conditions and has increased its planned savings to EUR700 million, from EUR400 million. The Siemens Business Services Group is reviewing its business model, particularly in regard to its business process outsourcing activities.

- Integration of the former Atecs Mannesmann companies: Siemens VDO Automotive and Siemens Dematic face the challenge of completing their integration programs in the midst of a difficult industry environment. Both Groups plan a turnaround in the current fiscal year. Siemens VDO holds a leading position in fields with the highest growth rate in automotive electronics, such as infotainment, engine management and safety systems, and has excellent prospects. Siemens Dematic is in a similar situation with its strong position in the growth fields of logistics, postal automation, and electronic pick-and-place systems.

- *top*+ U.S. Business Initiative: With roughly EUR20 billion in sales (excluding Infineon) and 80,000 employees, the U.S. is now Siemens' largest single market. The company now aims to bring its earnings in the U.S. in line with the growth in sales in recent years. The *top*+ U.S. Business Initiative has defined clear goals for the strategies and business processes of the individual U.S. operating companies. The initiative also includes comprehensive programs for intensifying the use of synergies within all of Siemens.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200201.13 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@cc.siemens.de

- Asset Management Initiative: This package of measures to improve the company's cash flow produced solid results in the past fiscal year. Siemens recorded a total of EUR7.0 billion in net cash from operating activities, of which EUR5.9 billion was generated in the fourth quarter alone. The company will continue to push this initiative.

- Reduction of corporate overhead: This program aims at substantially improving the company's cost position. Budgets for corporate headquarters in 2002 were reduced by roughly 15%, and a further sharp cut is planned for fiscal 2003. These measures have also been extended to all operating units and regional companies.

Siemens is holding to the 2003 EBITA margin targets for its operating Groups that it announced in December 2000. Due to structural weaknesses in their markets, the three Groups in the Information and Communications business area will be given extra time to reach their goals. At Siemens Dematic, the company made necessary mathematical adjustments to reflect the new Group's portfolio. The Power Generation, Transportation Systems, and Medical Solutions Groups, in contrast, will be measured at the upper end of their margin bands. Pierer stated that Operation 2003 "focuses on the right issues and measures. We will implement all of these measures step-by-step, just as we did with our successful Ten-Point Program."

Siemens will present the key figures for the first quarter (October 1 – December 31, 2001) on January 23, 2002. Although all details are not available yet, the company presented an initial overview at today's shareholders' meeting.

- New orders have again increased in comparison with the previous year. Sales have also increased, but at a slightly lower growth rate. The company will analyze the effects of consolidations and currency translations on these figures. Overall, the company is satisfied with the development of its business volume.

- Although earnings from Operations lie below those in the very strong first quarter of the prior year, they have improved substantially over last year's weak fourth quarter. Power Generation showed a further strong increase. The restructuring programs are

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200201.13 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@cc.siemens.de

also taking hold. The four Groups IC Mobile, Siemens Business Services, Siemens Dematic and Siemens VDO Automotive are in the black or getting quite close. IC Networks, however, is still showing a loss, and the market situation doesn't present a clear picture.

- The sale of additional Infineon shares in the last quarter made a substantially positive contribution to earnings. The sale of 40 million Infineon shares last week is not included here; the sale will be cash effective in the second quarter.

As far as the rest of the fiscal year is concerned, the company has committed its Groups to move into their respective Operation 2003 target corridors in the coming quarters. The economic slowdown since the spring of 2001 and the impact of the terrorist attacks on September 11 have made it especially difficult to accurately forecast future business developments.

Proposals at the annual shareholders' meeting

Among the most important items on the agenda of the annual shareholders' meeting are the proposals on the payout of the dividend and on the authorization to repurchase Siemens shares. If the latter is approved, the company will have the option to repurchase and use further shares. These shares will be repurchased either on the open market or through a public share purchase offer made to shareholders. It would also be possible to exchange Siemens shares for shares of Infineon Technologies AG. This would enable Siemens to reduce its capital stock while further reducing its stake in Infineon from the current level of 41.3%. Siemens will completely exit from its holdings in the semiconductors manufacturer and also use new, unconventional forms of share swaps to do so. The next steps should also be as fair to the market as possible.

Notice: Dr. v. Pierer's speech at the annual shareholders' meeting will be transmitted live beginning at 10:00 a.m. (CET) on the Internet at www.siemens.com/agm

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200201.13 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@cc.siemens.de

lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200201.13 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@cc.siemens.de

Exhibit No. 6

Siemens Annual Shareholders' Meeting 2002

Siemens will release its key figures for the first quarter of fiscal 2002 (Oct. 1 to Dec. 31, 2001) on January 23. Although details of the data haven't been evaluated yet, the company is presenting an initial overview at its annual shareholders' meeting today:

- New orders have again increased in comparison with the previous year. Sales have also increased, but at a slightly lower growth rate. The company will analyze the effects of consolidations and currency translations on these figures. Overall, it appears that the company can be satisfied with the development of its business volume.
- Although earnings from Operations are below those of the very strong first quarter of the prior year, they have improved substantially over last year's weak fourth quarter. A further strong increase is expected at Power Generation. The restructuring programs are taking hold. As a result, the four Groups IC Mobile, Siemens Business Services Siemens Dematic and Siemens VDO Automotive should be back in the black or getting quite close. However, Siemens still expects a loss at IC Networks, and the market situation doesn't allow to make a clear picture.
- The sale of additional Infineon shares in the last quarter made a substantially positive contribution to earnings. The sale of 40 million Infineon shares last week is not included here; the transaction will be cash effective in the second quarter.

As far as the rest of the fiscal year is concerned, the company has committed its Groups to move into their respective target corridors set in Operation 2003. The economic slowdown since the spring of 2001 and the impact of the terrorist attacks on September 11 have made it especially difficult to accurately forecast future business developments.